Twelve Seas Investment Company III

2685 Nottingham Avenue

Los Angeles, CA 90027

VIA EDGAR

November 21, 2025

U.S. Securities & Exchange Commission
Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attention:	Catherine De Lorenzo

Re:

Twelve Seas Investment Company III

Amendment No. 2 to Registration Statement on Form S-1

Filed September 12, 2025

Amendment No. 3 to Registration Statement on Form S-1

Filed November 12, 2025

File No. 333-286408

Dear Ms. De Lorenzo:

Twelve Seas Investment Company III (the “Company,” “we,” “our” or “us”) hereby transmits our response to the comment letter received from the staff (the “Staff,” “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”) on November 18, 2025 regarding Amendment No. 2 to the Registration Statement on Form S-1 and Amendment No. 3 to the Registration Statement on Form S-1 filed with the Commission on September 12, 2025 and November 12, 2025 respectively.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 4 to Registration Statement on Form S-1 (the “Registration Statement”), which is being filed to the Commission contemporaneously with the submission of this letter.

Amendments No. 2 and 3 to Registration Statement on Form S-1

Exhibits

1.	We note your disclosure in paragraph 21.1 of your Amended and Restated Memorandum of Association filed as Exhibit 3.2 and on page 158 of your registration statement that at least five clear days notice will be given of any general meeting. With respect to the number of days notice prior to a general meeting called for the purpose of a shareholder vote in connection with an initial business combination, please revise your registration statement and Exhibit 3.2 to be consistent with the minimum dissemination period in Exchange Act Rule 14a-6(q).

We respectfully inform the Staff that we have revised disclosure throughout the Registration Statement, as well as in paragraph 21.1 of the Amended and Restated Memorandum of Association (re-filed herewith as Exhibit 3.2), to be consistent with the minimum dissemination period in Exchange Act Rule 14a-6(q).

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We thank you for your review of this response. As you know, the Company is eager to finalize the Registration Statement as soon as possible, and we appreciate the Staff’s assistance in helping us achieve this goal. If you have further comments, please feel free to contact to our counsel, Stuart Neuhauser, Esq., at sneuhauser@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Dimitri Elkin
Dimitri Elkin
Chief Executive Officer

cc:	Stuart Neuhauser, Esq.
Ellenoff Grossman & Schole LLP